UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AutoWeb, Inc.
(Name of Subject Company (Issuer))

Unity AC 2, Inc.
(Offeror)
A Wholly-Owned Subsidiary of

Unity AC 1, LLC
(Parent of Offeror)

One Planet Group LLC
(Parent of Unity AC 1, LLC)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

05335B100
(CUSIP Number of Class of Securities)

One Planet Group, LLC
1820 Bonanza Street
Walnut Creek, CA 94596
Attention: Vice President, Legal and Compliance
Phone: 925.983.2800

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

Bruce F. Perce, Esq.
Mayer Brown LLP

71 South Wacker Drive
Chicago, Illinois 60606
Phone: (312) 782-0600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Schedule TO”) is filed by (i) Unity AC 2, Inc., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of Unity AC 1, LLC, a Delaware limited liability company (“Parent”), a direct wholly-owned subsidiary of One Planet Group, LLC, a Delaware limited liability company (“One Planet Group”), (ii) Parent, and (iii) One Planet Group. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of AutoWeb, Inc., a Delaware corporation (“AutoWeb” or the “Company”), at $0.39 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is AutoWeb. AutoWeb’s principal executive office is located at 400 North Ashley Drive, Suite 300, Tampa, Florida 33602, and its telephone number, including area code, at that address is (949) 225-4500.

(b) This Schedule TO relates to all of the issued and outstanding Shares. According to AutoWeb, as of two business days prior to the July 24, 2022 merger agreement with Parent and Purchaser, there were 14,051,149 Shares issued and outstanding.

(c) The information concerning the principal market in which the Shares are traded, and certain high and low sales prices for the Shares in that principal market, is set forth in the sections “Price Range of Shares; Dividends” and “Certain Effects of the Offer” of the Offer to Purchase and is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Certain Information Concerning the Company,” “Certain Information Concerning Parent, Purchaser and Guarantor” and in Schedule A and Schedule B of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i)—(viii), (xii) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedure for Accepting the Offer and Tendering Shares,” “Withdrawal Rights” and “Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(a)(1)(ix)—(xi) Not applicable.

(a)(2)(i)—(iv) and (vii) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Certain U.S. Federal Income Tax Consequences,” “Possible Effects of the Offer,” and “Purpose of the Offer; Plans for the Company” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(2)(v)—(vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Certain Information Concerning the Company,” “Certain Information Concerning Parent, Purchaser and Guarantor,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and in Schedule A and Schedule B of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3–7) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Certain Effects of the Offer,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company,” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

(c)(2) None.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the sections “Summary Term Sheet” and “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a), (b) The information set forth in the sections “Introduction,” “Certain Information Concerning the Company,” “Certain Information Concerning Parent, Purchaser and Guarantor,” and in Schedule A and Schedule B of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the sections “Introduction” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a), (b) Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the sections “Certain Information Concerning the Company,” “Certain Information Concerning Parent, Purchaser and Guarantor,” “Purpose of the Offer; Plans for the Company” and “Background of the Offer; Other Transactions with the Company” of the Offer to Purchase is incorporated herein by reference.

(a)(2) and (a)(3) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Purpose of the Offer; Plans for the Company,” “Background of the Offer; Other Transactions with the Company,” “Conditions to the Offer,” “Certain Legal Matters; Regulatory Approvals,” “Certain Effects of the Offer” and “Appraisal Rights” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in the section “Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(5) We are not aware of any legal proceedings relating to the Offer.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12. Exhibits

(a)(1)(A)*	Offer to Purchase, dated August 3, 2022

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(1)	Joint press release issued by the Company and One Planet Group, LLC on July 25, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on July 25, 2022)

(a)(5)(2)*	Press release issued by One Planet Group on August 3, 2022

(b)	Not applicable

(d)(1)	Form of Tender and Support Agreement, dated as of July 24, 2022, by and among Unity AC 1, LLC, a Delaware limited liability company, Unity AC 2, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent, and certain stockholders of the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on July 25, 2022

(d)(2)*	Equity Commitment Letter, dated as of July 24, 2022, between Unity 1 AC, LLC and One Planet Group

(d)(3)*	Mutual Confidentiality and Non-Disclosure Agreement, dated as of May 5, 2022, between the Company and One Planet Group

(d)(4)*	Limited Guarantee, dated July 24, 2022, from One Planet Group, LLC to AutoWeb, Inc.

(g)	Not applicable

107*	Filing Fee Table

* Filed herewith.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITY AC 2, INC.

By	/s/ Payam Zamani
Name: Payam Zamani
Title: President and Chief Executive Officer

UNITY AC 1, LLC

By	/s/ Payam Zamani
Name: Payam Zamani
Title: President and Chief Executive Officer

ONE PLANET GROUP LLC

By	/s/ Payam Zamani
Name: Payam Zamani
Title: Chairman and Chief Executive Officer

Date: August 3, 2022